SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                      Take-Two Interactive Software, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   874054109
                                 (CUSIP Number)

                                  Marc Weitzen
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 20, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on December 17, 2009 by the Reporting Persons (the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares") issued by Take-Two Interactive Software, Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule  13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     After conversations between representatives of the Reporting Persons and of the Issuer, the Issuer and Reporting Persons entered into an agreement dated January 20, 2010, a copy of which is attached hereto as Exhibit I and incorporated herein by reference. The Issuer announced on January 21, 2010 that it would include on its slate of nominees for director at the 2010 Annual Meeting, three persons suggested as nominees by Reporting Persons: SungHwan Cho, James L. Nelson and Brett Icahn. The Reporting Persons agreed, among other things, that they would vote their Shares at that meeting for those three persons and up to five additional persons being nominated by the Issuer, and would not otherwise solicit proxies in connection with the 2010 Annual Meeting. The agreement provides that should the number of shares beneficially owned (and able to be voted) by the Reporting Persons drop below 5% (net of any of their short equivalent positions) of the currently outstanding Shares, the three suggested nominees would resign from the Board.

     In connection with the agreement, Mr. Icahn stated that "Take-Two has industry leading development talent and intellectual property. I am a firm believer in the long-term potential of the Company, and from a corporate governance point of view I applaud the current board for its responsiveness."

     The Reporting Persons continue to believe that the Shares are undervalued. The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise. They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by the addition of the following:

     On January 20, 2010, the Reporting Persons and the Issuer entered into an agreement (a copy of which is attached hereto as Exhibit I and incorporated herein by reference) relating to the nomination of directors at the Issuer's 2010 Annual Meeting. See Item 4 for further detail.

Item 7. Material to be Filed as Exhibits

1 Agreement between the Reporting Persons and the Issuer dated as of January 20, 2010.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January  21,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
ICAHN  CAPITAL  LP
IPH  GP  LLC
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


       By:  /s/ Edward E. Mattner
            ---------------------
            Name:  Edward E. Mattner
            Title:  Authorized Signatory


ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner



       By:  /s/ Vincent J. Intrieri
            ------------------------
            Name:  Vincent  J.  Intrieri
            Title:  Authorized  Signatory

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN




               [Signature Page of Schedule 13D Amendment No. 1 -
                      Take-Two Interactive Software, Inc.]